

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

June 25, 2008

Thomas J. Deutsch
Lang Michener LLP
P.O. Box 11117
Vancouver, British Columbia
Canada V6E 4N7

> **Re: Strategic American Oil Corporation (Company)**
> **Registration Statement on Form S-1**
> **File No.: 333-149070**

Dear Mr. Deutsch,

In your letter dated June 19, 2008 in response to staff comments on the Company's registration statement (IPO), you acknowledge that the Company's acquisition of the Holt, Strahan and McKay leases from Energy Program Accompany, LLC was significant such that at least one year of historical pre-acquisition financial statements of the properties would be required to be included in the (IPO) under Regulation S-X Rule 3-05. In the IPO, the Company discloses that this acquisition was completed on August 24, 2006 for a cost of $250,000.

From inception of operations through its fiscal year ended July 31, 2006, we note that the Company had earned no revenues, although it was engaged in oil and gas property acquisition, exploration and development activities. It is disclosed in the IPO that two of six wells were producing on these properties when acquired. However, you state that these properties required the Company to incur a significant amount of maintenance, reconditioning and operating costs in excess of the anticipated future operating costs, and that the Company has incurred a significant amount of development costs on the properties. As a result of the Company's efforts, you state that production from the properties has more than doubled in the period subsequent to acquisition. We note that the Company did not classify these properties as proved until December 2007 when it received a reserve report on the properties prepared by an independent registered engineer. We note that the Company's audited financial statements for the year ended July 31, 2007 includes the results of operations of the properties for a period in excess of eleven months. Based on the information provided in your letter and information disclosed in the IPO, we will not object to the Company's proposal to exclude any pre-acquisition financial statements of these properties from its registration statement.

The staff's conclusion is based solely on the information included in your letter, and disclosed in the Company's registration statement. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant